September 30, 2020


Via E-Mail
Richard Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, New York 10281

       Re:    Corelogic, Inc.
              DFAN14A filed September 25, 2020
              Filed by Senator Investment Group, Inc., et al.
              File No. 1-13585

Dear Mr. Brand:

      We have the following comments on the filing listed above. Please address these comments in future filings of any additional soliciting materials.

DFAN14A filed September 25, 2020 - General

   1. Avoid presenting statements of opinion as facts in your soliciting materials. Here is one example of a sentence that contains multiple opinions stated as fact:
We have offered
      compelling value and deal certainty from a uniquely qualified buyer. In future filings please rephrase such statements to make it clear they represent your beliefs.

   2. The following kinds of statements in the Letter to CoreLogic Shareholders require support and clarification in future soliciting materials:

                       Accounting for either CoreLogic   s growth or its
historical EBITDA-multiple
                  range, our offer represents a multiple well in excess of transactions in the
                  industry.    (Revise to identify the    transactions in the
industry    referenced
                  and the period to which you refer).

                    Cannae is led by William P/ Foley II (bill Foley), a prominent operator and investor with an established track record resulting in over $100 billion of
                  market capitalization created for investors.    (Clarify the
basis for these
                  statements).
 Richard M. Brand, Esq.
Cadwalader, Wickersham & Taft LLP
September 30, 2020
Page 2


                    In paragraph 3 of the letter, the reference to    consensus
estimates    of forward
                  revenue and EBITDA should identify the sources of these projected figures.

                       The four longest tenured directors have allowed CoreLogic to underperform peers by 532%. Other directors have overseen underperformance of 323%,
                  247%, and 75% depending on their respective tenures. (Identify the peers to which you refer and the period referenced).

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                    Sincerely,

                                                    /s/ Christina Chalk

                                                    Christina Chalk
                                                    Senior Special Counsel
                                                    Office of Mergers and
Acquisitions


cc:    Joshua Apfelroth, Esq. (via email)